Trustwire Corporation
For the Eight Months Ended August 31, 2018 and
Year Ended December 31, 2017
With Independent Accountant's Review Report

TRUSTWIRE CORPORATION

Financial Statements

For the Eight Months Ended August 31, 2018 and Year Ended December 31, 2017

## Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

# Independent Accountant's Review Report

The Board of Directors
Trustwire Corporation

I have reviewed the accompanying financial statements of Trustwire Corporation, which comprises the balance sheets as of August 31, 2018 (eight months) and for the year ended December 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the periods then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

**Accountant's Conclusion**

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
October 24, 2018

2

(This page intentionally left blank.)

# Trustwire Corporation.

## Balance Sheets

| | August 31, 2018 | December 31, 2017 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 320 | $ - |
| Prepaid expenses (computing services) | 4,400 | - |
| Total current assets | 4,720 | - |
| | | |
| Property plant and equipment: | | |
| Computer | 1,417 | 1,417 |
| Less: accumulated depreciation | 489 | 15 |
| Net fixed assets | 928 | 1,402 |
| | | |
| Deferred tax asset *(note 2)* | - | - |
| Total assets | $ 5,648 | $ 1,402 |
| | | |
| **Liabilities and Stockholders' Equity (Deficit)** | | |
| Current liabilities: | | |
| Credit card payable | 7,762 | - |
| Shareholder loan | - | 1,714 |
| Total current liabilities | 7,762 | 1,714 |
| | | |
| Long-term obligations | - | - |
| Total liabilities | 7,762 | 1,714 |
| | | |
| Stockholders' equity (deficit): | | |
| Common Stock, par value $0.01 (note 3) | | |
| Authorized Shares – 10,000 | | |
| Issued and outstanding shares, 10,000 | 100 | - |
| Paid-in Capital | 27,114 | - |
| Retained deficit | (29,328) | (312) |
| Total Stockholders' equity (deficit) | (2,114) | (312) |
| Total liabilities and stockholders' equity (deficit) | $ 5,648 | $ 1,402 |

*See Independent Accountant's Review Report.*

# Trustwire Corporation.

## Statements of Operations

| | August 31, 2018 (eight months) | December 31, 2017 |
|---|---|---|
| Revenue | $ - | $ - |
| | | |
| Expenses: | | |
| Advertising and marketing | 5,021 | - |
| Bank charges & credit card charges | 354 | - |
| Computer software costs | 6,178 | 52 |
| Consultants | 9,454 | - |
| Continuing education | 169 | - |
| Depreciation | 474 | 15 |
| License and permits | 115 | 217 |
| Office expenses | 708 | - |
| Parking and Toll | 29 | - |
| Personal property taxes | 300 | - |
| Postage | 946 | 17 |
| Repairs and Maintenance | 157 | 11 |
| Travel and meals | 4,666 | - |
| Total operating expenses | 28,571 | 312 |
| | | |
| **Operating Loss** | (28,571) | (312) |
| | | |
| **Other income / (expense)** | | |
| Cash rebate | 108 | - |
| Interest expense | (553) | - |
| Total other income | (445) | - |
| | | |
| **Net loss** | $ (29,016) | $ (312) |

*See Independent Accountant's Review Report.*

# Trustwire Corporation.

## Statements of Changes in Stockholders' Deficit

| | Common stock par value $.01 | Paid-in Capital | Retained Deficit | Total |
|---|---|---|---|---|
| **Balance at December 31, 2016** | $ - | $ - | $ - | $ - |
| Plus: Stockholders' Contributions | - | - | - | - |
| Less: Net Loss | - | - | (312) | (312) |
| **Balance at December 31, 2017** | $ - | $ - | $ (312) | $ (312) |
| Plus: Stockholders' Contributions | 100 | 27,114 | - | 27,214 |
| Less: Net Loss | - | - | (29,016) | (29,016) |
| **Balance at December 31, 2018** | $ 100 | $ 27,114 | $ (29,328) | $ (2,114) |

*See Independent Accountant's Review Report.*

# Trustwire Corporation.

## Statements of Cash Flows

|  | August 31, 2018 (eight months) | December 31, 2017 |
|---|---|---|
| **Operating activities** | | |
| Net Loss | $ **(29,016)** | $ (312) |
| Increase in depreciation | **474** | 15 |
| Increase in prepaid expenses | **(4,400)** | - |
| Increase in trades payables | **7,762** | - |
| Net cash used by operating activities | **(25,180)** | (297) |
| | | |
| **Investing activities** | | |
| Property and equipment | **-** | 1,417 |
| Net cash used in investing activities | **-** | (1,417) |
| | | |
| **Financing activities** | | |
| Proceeds from (to) shareholder loan | **(1,714)** | 1,714 |
| Proceeds from capital contribution | **27,214** | - |
| Net cash provided by financing activities | **25,500** | 1,714 |
| | | |
| Net increase in cash and cash equivalents *(note 1)* | **320** | - |
| Cash and cash equivalents at beginning of year | **-** | - |
| Cash and cash equivalents at end of year | $ **320** | $ - |

*See Independent Accountant's Review Report.*

**Trustwire Corporation**
**Notes to Financial Statements**
**August 31, 2018**

**1. Business and Summary of Significant Accounting Policies**

Description of Business and Basis of Presentation

Trustwire Corporation, (the Company) is a development stage Maryland corporation.  The Company provides a highly secure and easy-to-use file exchange and storage solution where only the sender and receiver see their content.  Trustwire's simple-to-use web-based solution enables business and individual users to exchange and store confidential files securely using industrial-strength end-to-end encryption. By using Trustwire's encryption power users protect their trade secrets, client information and privacy without needing a technical knowledge.

Their target market is Banks and mortgage lenders, law firms, investors and healthcare providers.

**Use of estimates:**

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Property and Equipment, Net**

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

**Cash and Cash Equivalents**

Cash equivalents consist primarily of short-term investments in overnight money market funds.

*See Independent Accountant's Review Report.*

**Accounting Method**

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

**2. Income Taxes**

The Company files income tax returns in the U.S federal jurisdiction and Maryland state. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date. Following is the detail of tax asset:

| Tax Year | Tax benefit - Federal | Tax benefit - State | Tax Year benefit expires |
|---|---|---|---|
| 2018 | $ 5,969 | $ 2,462 | 2038 |
| 2017 | 62 | 26 | 2037 |
| Deferred Tax Asset | 6,031 | 2,488 | |
| Less Valuation allowance | (6,031) | (2,488) | |
| Net Deferred tax asset | $ - | $ - | |

**3. Common Stock**

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

*See Independent Accountant's Review Report.*

**4. Commitments and Contingencies**

As of the date of issuance of financials, October 24, 2018, the company has no commitments or contingencies.

**5. Subsequent Events**

Management has evaluated subsequent events through October 24, 2018, the date on which the financial statements were available to be issued.

*See Independent Accountant's Review Report.*